J. Marc Corredor		mcorredor@mcquirewoods.com
Direct:	704.343.2145	Direct Fax: 704.805.5040

June 4, 2010

VIA EDGAR

Mr. Scott Anderegg
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Ruddick Corporation
Form 10-K, for Fiscal Year Ended September 27, 2009
Form 10-Q, for Period Ended March 28, 2010
Form 10-Q, for Period Ended December 27, 2009
Definitive Proxy Statement on Schedule 14A
Filed December 28, 2009

File Number 001-06905

Dear Mr. Anderegg:

     Reference is made to the Staff of the Division of Corporation Finance’s letter to Mr. Thomas W. Dickson, Chairman, President and Chief Executive Officer of Ruddick Corporation, dated May 25, 2010. This note confirms my June 3 conversation with Mara Ransom in which she granted the Company an extension of time to and including June 24, 2010 to respond to the above-referenced letter.

     Thank you for your cooperation.

Very truly yours,

McGuireWoods LLP

/s/ Marc Corredor

JMC/ks